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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70708

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BTCO Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Rockefeller Plaza, 28th Floor
(No. and Street)

New York City	**N.Y.**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	**917-238-1263**	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	33480
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. *See* 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BTCO Securities LLC__, as of __December 31, 2024__, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICAH A. TAYLOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
My Commission Expires 12/15/2025

Notary Public

Signature:

Title: CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BTCO Securities, LLC

Statement of Financial Condition

DECEMBER 31, 2024

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

BTCO Securities, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BTCO Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BTCO Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BTCO Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BTCO Securities, LLC's management. Our responsibility is to express an opinion on BTCO Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BTCO Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as BTCO Securities, LLC's auditor since 2022.

Maitland, Florida

March 17, 2025

BTCO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	682,574
Chaperoning fees receivable		266,411
Prepaid expenses and deposits		181,286
Furniture, equipment and leasehold improvements, net (Note 10)		80,130
Right of use lease		778,973
Total assets	$	1,989,374

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	37,884
Lease liability		855,159
Total liabilities	$	893,043
Commitments and contingencies (Note 12)		-

Member's Equity

Common stock, par value	$	10,000
Additional paid-in capital		661,948
Retained earnings		424,383
Total Stockholder's Equity	$	1,096,331
Total Liabilities and Member's Equity	$	1,989,374

See accompanying notes to financial statement

Note 1 - Organization And Nature Of Business

BTCO Securities LLC (the "Company") is a wholly owned subsidiary of BTCM Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, and a member of the Securities Investor Protection Corporation ("SIPC").

The Company does not carry accounts for customers or perform clearing functions. The Company's primary business is offering "Chaperoning" Service (Rule 15a-6) to its affiliates and Private Placements.

Note 2: Summary Of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U .S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times, cash may be in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholder is liable for Individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying statement of operations.

Note 2: Summary Of Significant Accounting Policies(continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2023 and 2024 of $1,067,633 and $266,411 respectively.

Note 3: Related Party Transactions

As o f December 31, 2024, substantially all fees receivable were due from affiliates of the Company. During 2024 substantially all revenues were from affiliates of the company.

Note 4: Off-Balance-Sheet Risk And Concentrations Of Credit Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 5: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company has regulatory net capital of $568,504, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is the net capital requirement of the SEC Rule 15c3-1) by $318,504. Aggregate indebtedness as of December 31, 2024 was 20%.

Note 6: Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, are summarized as follows: Furniture,

equipment and leasehold improvements, net, are summarized as follows:

	Original cost	Accumulated depreciation	Net value
Furniture and equipment	$121,675	$(50,928)	$70,747
Leasehold improvements	13,093	(3,710)	9,383
Total	$134,768	$(54,638)	$ 80,130

Note 7: Segment Reporting

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including 15a-6 chaperoning services, agency transactions, and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 99 percent of its total revenues from a single external customer in 2024.

8. Commitments And Contingencies

The Company entered into an operating lease for office space that expires in June 2028. The lease contains a free-rent period. There is approximately $908,719 in future payments due under this lease.

The office lease requires a deposit with the landlord in amount of $174,829. This amount is reflected in "Prepaid expenses and other assets" in the accompanying statement of financial condition.

In accordance with ASU No. 2016-02 (Topic 842), the Company included in its Statement of Financial Condition this lease as a Right of Use asset and a partially offsetting liability. The amount of the lease asset and lease liability reflects the present value of future unpaid lease payments. The incremental rate used was 3.6%. Amounts reported on the balance sheet as of 12/31/24 were as follows:

Right of Use Asset: $778,973
Lease Liability: $855,159
There are no other commitments or contingencies at December 31, 2024.

Note 9- Subsequent Events

The Company has had no subsequent events through the date the financial statements were available to be issued, and determined there were no disclosures or adjustments required.